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                            May 23, 2022

       Craig A. Huffman
       Chief Executive Officer and Chief Financial Officer
       Treasure & Shipwreck Recovery, Inc.
       13046 Racetrack Road, #234
       Tampa, FL 33626

                                                        Re: Treasure &
Shipwreck Recovery, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed April 29,
2022
                                                            File No. 024-11781

       Dear Mr. Huffman:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 1 to Form 1-A Filed April 29, 2022

       Cover Page

   1. Please revise to clarify the maximum offering amount and maximum number of shares to be offered. We note
that such numbers should not be expressed as a range. Please refer to
                                                        Rule 253(b)(4) of
Regulation A. We also note that your current disclosure indicates a maximum of 100 million
shares at a maximum of $0.06 per share, which would equal a
                                                        maximum offering amount
of $6 million, not $4 million as you indicate. The addition of the warrants further
increases the maximum offering amount. Please revise your offering circular to clarify
these issues and make the corresponding changes to Part I as well.
                                                        Please also refer to
Rule 253(b)(2)(ii) of Regulation A.
 Craig A. Huffman
FirstName
Treasure &LastNameCraig A. Huffman
           Shipwreck Recovery, Inc.
Comapany
May        NameTreasure & Shipwreck Recovery, Inc.
     23, 2022
May 23,
Page 2 2022 Page 2
FirstName LastName
Exhibit Index, page 58

2. We note that the Consent of Independent Registered Public Accounting Firm, filed as
         Exhibit 11.1, consents to the incorporation by reference of your report dated August 13,
         2021, with respect to the company's audited financial statements as of April 30, 2021 and
         2020. However, we also note that this post-qualification amendment includes audited financial statements for the year ended April 30, 2019, but does not included the corresponding auditor consent. Please revise to file the auditor's consent for each set of audited financial statements. In addition, please revise the filing to include an audit opinion for each set of audited financial statements.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Milan Saha